MANAGEMENT’S DISCUSSION AND ANALYSIS
(Amended)

For the Year Ended

December 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
(Amended)

General

The Amended Management’s Discussion and Analysis (“Amended MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) is dated as at May 9, 2011. The content of the Amended MD&A is unchanged from our annual Management’s Discussion and Analysis for the year ended December 31, 2010, which was filed on March 29, 2011 (the “Original MD&A”) with the Canadian securities regulatory authorities through SEDAR, with the exception of the inclusion of a selected financial information table on page 6 of the Amended MD&A. The Amended MD&A provides an analysis of Augusta’s audited financial results for the fiscal year ended December 31, 2010 compared to the previous year.

The following information should be read in conjunction with the Company’s December 31, 2010 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and reconciled to U.S. GAAP in note 18 of the financial statements. All amounts are presented in U.S. dollars unless otherwise indicated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “AZC”. Additional information on the Company including the Annual Information Form for the year ended December 31, 2010 is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont”) which is currently in the permitting stage. The Company anticipates that the Rosemont Draft Environmental Impact Study (“DEIS”) will be released in the second quarter of 2011. A Record of Decision (“ROD”) is expected to be issued late in the fourth quarter of 2011 and construction to begin in early 2012. Rosemont is expected to be the one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

Augusta Resource Corporation

Management’s Discussion and Analysis for the year ending December 31, 2010

The Rosemont property is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims and fee land in addition to approximately 15,000 acres (6,070 hectares) of leased grazing ranchland. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On November 16, 2010 the DEIS was delivered to the US Forest Services, Coronado National Forest. Upon completion of the various levels of review by the Regional Forest Service Office and the cooperating agencies, the DEIS will be printed and released to the public, which starts the 90-day consultation period. The Company expects the DEIS will be released in the second quarter of 2011.

On September 27, 2010, the Company appointed Letitia Cornacchia to the position of Vice-President, Investor Relations and Corporate Communications. Ms. Cornacchia has 10 years experience in investor relations and corporate communications. Prior to joining Augusta, Ms. Cornacchia was the Director of Investor Relations at Yamana Gold. Ms. Cornacchia has a commerce degree with a major in finance from the Sauder School of Business at the University of British Columbia and has a Chartered Financial Analyst designation.

On September 16, 2010, the Company’s wholly-owned subsidiary, RCC, entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”), a company formed by Korea Resources Corporation and LG International Corporation to hold its interest in the Rosemont joint venture (“Rosemont JV” or the “Joint Venture”). UCM can acquire up to a 20% interest in Rosemont by funding $176 million (the “Investment”) of project expenditures. UCM will fund a maximum $70 million for permitting, engineering, long-lead equipment purchases and ongoing support activities (collectively, Pre-Construction Costs”) and the remaining $106 million for construction. UCM and RCC have also entered into a Joint Venture Agreement to establish their roles and responsibilities in the joint venture and agreed to enter into an off-take agreement for 30% of the copper concentrates and 20% of copper cathode and molybdenum concentrates produced annually by Rosemont. In the fourth quarter 2010 UCM had contributed $36.2 million to earn a 4.1% interest in the Rosemont JV.

On August 27, 2010, the Company completed a private placement with HudBay Minerals Inc. (“HudBay”) for the sale of 10,905,590 units at Cdn$2.75 per unit for gross proceeds of approximately Cdn$30 million. Each unit consists of one common share and one-half of a share purchase warrant. Each full warrant is exercisable into one common share at a price of Cdn$3.90 per share for an eighteen month period expiring on February 27, 2012. On March 18, 2011, HudBay exercised all of its share purchase warrants for proceeds of Cdn$21.3 million.

On April 23, 2010, the Company completed a $43 million senior secured loan agreement and a copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The proceeds from the loan were used to retire the $40 million Sumitomo loan facility, $1.89 million of accrued interest and two outstanding notes payable of $2.0 million. Under the copper concentrate off-take agreement, once Rosemont commences commercial production, the Company will supply Red Kite with 16.125% of copper concentrate production per year at market terms. This agreement ends when 483,750 dry tonnes of concentrate have been delivered to Red Kite.

On March 12, 2010 the Company completed the sale of 11,820,000 common shares to a syndicate of underwriters at a price of Cdn$2.75 per share for gross proceeds of Cdn$32.51 million ($31.91 million).

Management’s Discussion and Analysis for the year ending December 31, 2010

On February 11, 2010 the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay Augusta upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to Augusta receiving the ROD.

Permitting and Environmental Impact Statement

The Environmental Impact Statement process (“EIS process”) is managed by the United States Forest Service (“USFS”). The Record of Decision (“ROD”) will be issued by the USFS and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for mining activities within jurisdictional waters of the United States.

Currently, our best estimate, from the amended Memorandum of Understanding with Coronado National Forest (“CNF”), anticipates the release of Rosemont’s Draft Environmental Impact Statement (“DEIS”) in the second quarter of 2011 with public hearings scheduled for the third quarter 2011. This follows an April 30, 2010 statement from CNF that the DEIS would be delayed in order to complete additional native plant studies and groundwater modeling of development plan alternatives. CNF has completed field surveys for native plants that live on some of the sites on the land where the Company has proposed to put the waste rock and mine tailings. In addition, the DEIS project teams conducting detailed groundwater hydrology studies have completed further calculations on potential impacts and mitigation measures for the alternative facility sites under evaluation in the DEIS. The delivery of these two technical reports completes the submissions from Rosemont to CNF and their third party contractors. The DEIS was delivered to the CNF on November 16, 2010 for internal review. Upon completion of these reviews the DEIS will go to printing at the Government Printing Office and then be released to the public for their review and comments.

The Company continues working on completing the necessary work to obtain the following permits:

  The Aquifer Protection Permit when issued by the Arizona Department of Environmental Quality will establish the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit when issued by the Pima County Department of Environmental Quality will establish the standards for air quality and emissions control for mining operations;

  The Certificate of Environmental Compliance Process managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process will provide a route to get water and power to Rosemont.

Engineering and Ongoing Support Activities

The Company completed the basic engineering phase of the Rosemont project in the fourth quarter of 2010. Detailed engineering work has been adjusted to match the revised construction schedule. Since the commencement of permitting activities, the Company has maintained an active community relations program which includes maximizing the economic benefits to the region in which the Rosemont project operates in, support of local and regional activities and maintaining a community outreach program.

Management’s Discussion and Analysis for the year ending December 31, 2010

Rosemont Project

As at December 31, 2010 Augusta’s capitalized costs on the Rosemont project were as follows:

Mineral properties
	2010	2009
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869
Sale of interest	(1,057,978)	-
Acquisition costs	63,991	86,358
Capitalized interest	16,913	116,211
Balance, December 31, 2010 and 2009	$24,688,364	$25,665,438

Deferred development costs

	2010	2009

Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224
Permitting, engineering and on-going support activities, net	31,298,587	21,147,900
Sale of interest	(2,829,158)	-
Capitalized loan interest and financing charges	4,435,745	1,091,500
Capitalized stock compensation expense	1,186,919	560,100
Balance, December 31, 2010 and 2009	$98,608,817	$64,516,724

Deposits on long-lead equipment
	2010	2009

Balance, December 31, 2009 and 2008	$35,490,072	$15,282,230
Deposits made during the year	26,613,307	14,991,717
Sale of interest	(2,579,746)	-
Contractual obligations to be paid in the following period	-	5,254,215
Reclassifications	-	(38,090)
Balance, December 31, 2010 and 2009	$59,523,633	$35,490,072

Financing

On September 16, 2010, the Company entered into an Earn-In Agreement with UCM to earn up to a 20% interest in Rosemont JV by funding $176 million of project expenditures. UCM will fund a maximum $70 million of Pre-Construction Costs and the remaining $106 million for construction. During the fourth quarter of 2010 UCM had contributed $36.2 million to earn a 4.1% interest in the Rosemont JV.

On August 27, 2010, the Company completed a private placement with HudBay Minerals Inc. (“HudBay”) for the sale of 10,905,590 units at Cdn$2.75 per unit for gross proceeds of approximately Cdn$30 million. Each unit consists of one common share and one-half of a share purchase warrant. Each full warrant is exercisable into one common share at a price of Cdn$3.90 per share for an eighteen month period expiring on February 27, 2012. On March 18, 2011, HudBay exercised all of its share purchase warrants for proceeds to the Company of Cdn$21.3 million.

On April 23, 2010, the Company completed a $43 million senior secured loan agreement and a copper concentrate off-take agreement with Red Kite. The proceeds from the loan were used to retire the $40 million Sumitomo loan facility, $1.89 million of accrued interest and two outstanding notes payable of $2.0 million.

Management’s Discussion and Analysis for the year ending December 31, 2010

On March 12, 2010 the Company completed the sale of 11,820,000 common shares to a syndicate of underwriters at a price of Cdn$2.75 per share for gross proceeds of Cdn$32.51 million ($31.91 million).

On February 11, 2010 the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay Augusta upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to Augusta receiving the ROD.

Results of operations

	Twelve months ended
	December 31,
	2010	2009

EXPENSES
Salaries and benefits	$1,692,925	$1,913,506
Stock-based compensation	1,229,926	1,120,555
Legal, Accounting and Audit	1,505,182	822,650
Travel	223,968	148,907
Consulting and Advisory services	230,422	76,947
Filing and Regulatory fees	120,338	80,834
Recruiting fees and relocation costs	55,500	53,405
Office and Administration	226,925	250,933
Rent	168,211	161,194
Investor Relations	118,325	157,171
Directors' fees	134,094	109,296
Insurance	168,379	170,133
Membership and Conferences	12,148	25,191
Amortization	181,499	154,854
Fiscal and Advisory services	15,363	12,968
Loss from operations	(6,083,205)	(5,258,544)
Interest and other income	669,718	242,664
Other expenses	(706,311)	(502,244)
Gain on held-for-trading securities	118,462	-
Foreign exchange gains	612,840	596,880
Loan interest and finance charges	(50,684)	(98,312)
Loss from continuing operations	(5,439,180)	(5,019,556)
Loss from discontinued operations	-	(508,385)
Net loss for the period	$(5,439,180)	$(5,527,941)

Basic and diluted earning (loss) per share
Continuing operations	$(0.04)	$(0.05)
Discontinued operations	-	(0.01)
Basic and diluted loss per share	$(0.04)	$(0.06)

Weighted average number of shares outstanding - basic and fully diluted	123,283,762	96,409,230

For the year ended December 31, 2010, the Company reported a $5.4 million loss from continuing operations or $0.04 loss per share compared to a $5.0 million loss or $0.05 loss per share for the previous year. Net loss for the year was $5.4 million or $0.04 loss per share compared to $5.5 million net loss or $0.06 loss per share for the previous year. Included in the 2009 loss was a non-cash $1 million write-down of the Ely receivable. Excluding the write-down, the 2010 net loss would have been $1 million higher than the previous year.

Management’s Discussion and Analysis for the year ending December 31, 2010

The 2010 operating expenses increased $0.8 million over 2009 due primarily to $0.7 million spent on legal and tax advisory services and $0.1 million spent on consulting services on IFRS conversion, Sarbanes Oxley and other consulting services. Other expenses also increased $0.2 million to $0.7 million in 2010 due primarily to higher ranch maintenance costs and cattle purchases compared to the previous year.

SELECTED ANNUAL INFORMATION

The following selected annual information for fiscal years ended December 31, 2010, 2009 and 2008 was prepared in accordance with Canadian GAAP.

	Years ended December 31,
in US dollars	2010	2009	2008
Total revenue	$-	$-	$-
Loss from continuing operations	(5,439,180)	(5,019,556)	(17,229,561)
Net loss for the year	(5,439,180)	(5,527,941)	(16,686,384)
Basic and diluted earnings (loss) per share
Continuing operations	(0.04)	(0.05)	(0.19)
Discontinued operations	-	(0.01)	0.01
Basic and diluted loss per share	(0.04)	(0.06)	(0.18)
Total assets	226,616,900	142,638,660	99,738,760
Total non-current financial liabilities	$42,033,327	$3,590,439	$35,692,189

Summary of Quarterly Results

Select financial information for each of the eight most recently completed quarters of fiscal 2010 and 2009 are as follows:

		Net Loss and
	Interest and Other	Comprehensive	Basic and Diluted
	Income/Expenses	Loss	Loss Per Share
Q4 2010	213,422	(1,193,358)	(0.01)
Q3 2010	115,641	(1,094,003)	(0.01)
Q2 2010	141,484	(2,212,418)	(0.02)
Q1 2010	199,171	(939,401)	(0.01)
Q4 2009	62,673	(2,139,179)	(0.02)
Q3 2009	25,619	(943,401)	(0.01)
Q2 2009	9,241	(892,178)	(0.01)
Q1 2009	145,131	(1,553,183)	(0.02)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants and foreign exchange gains or losses related to the Company’s holding in Canadian dollar denominated working capital balances. Since the Company‘s Rosemont project is not yet in production, the Company believes that its losses and its loss per share is not a primary concern to investors in the Company.

Liquidity and capital resources

At December 31, 2010, the Company had $31.5 million in cash and cash equivalents, of which $6.1 million was held by the Rosemont JV. The Company spent $4.6 million on operating activities during 2010 compared with $4.3 million expended on operating activities for the same period last year. The Company had working capital of $27.3 million at December 31, 2010 compared to a working capital deficit of $47.5 million at the beginning of the year. The December 31, 2009 working capital deficit included the $42.2 million Sumitomo debt and two promissory notes (collectively, the “Debt”) that were due in 2010. On April 23, 2010 the Company replaced the Debt with a new two-year $43 million senior secured loan. The loan was recorded as long-term resulting in an improved working capital position.

The Company generated $99.9 million in cash from financing activities during the year ended December 31, 2010 compared to $37.0 million of cash generated in 2009. The Company completed two equity financings during 2010, the first closed on February 23, 2010 which raised gross proceeds of $31.9 million (Cdn$32.5 million) from the issuance of 11,820,000 units at Cdn$2.75 per unit. The second financing was with HudBay Minerals Inc. and closed on August 27, 2010. The Company issued 10,905,590 units to HudBay at a price of Cdn$2.75 per unit for gross proceeds of $28.4 million (Cdn$30.0 million). Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable into one common share at a price of Cdn$3.90 per share for 18 months and may be subject to an accelerated expiry if the Company’s stock price traded above Cdn$4.25 for ten consecutive days. The Company also received $11.1 million from the exercise of 2,220,565 stock options and 3,414,066 share purchase warrants. On April 23, 2010, the Company also completed a $43 million senior secured loan and a copper concentrate off-take agreement with Red Kite. The loan bears interest at LIBOR plus 4.5% and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt project financing.

Management’s Discussion and Analysis for the year ending December 31, 2010

Upon commencement of commercial production the Company will supply Red Kite with 16.125% of Rosemont’s annual copper concentrate production. The off-take agreement ends when 483,750 dry tonnes of concentrate have been delivered to Red Kite. During the fourth quarter 2010, UCM had contributed cash of $36.2 million to earn a 4.11% interest in the Rosemont joint venture.

On October 20, 2010, the Company exercised the ASARCO pre-payment option to early settle the ASARCO obligation with a $2.7 million payment.

During 2010 the Company spent $70.9 million in investing activities consisting of $31.9 million on deposits on long-lead equipment purchases, $36.9 million on permitting, engineering and other Rosemont related expenditures and $2.1 million on capital asset additions.

The Company has off-balance sheet arrangements under its agreement with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Company has agreed to sell to Silver Wheaton all of its silver and gold ounces produced at the lower of $3.90 per ounce of silver and $450 per ounce of gold delivered, or prevailing market price, in exchange for upfront cash payments of $230 million and contracts in place for the purchase of long-lead equipment. There were no material capital lease agreements.

The Company does not expect to generate any significant revenue from its operations until Rosemont commences commercial production.

To fund its planned 2011 capital expenditures program, the Company expects most of the expenditures will be covered by its existing cash, the remaining $33.8 million that UCM will contribute towards the maximum $70.0 million in permitting, engineering and ongoing support activities and proceeds from the exercise of options and warrants. The Company may raise additional funds through debt and/or equity offerings for additional working capital to cover unplanned capital expenditures. Project financing is expected to be in place before the end of the fourth quarter of 2011 in preparation for construction in early 2012. In the meantime, the Company will continue to monitor its cash flows and operate in a manner to preserve cash while the Company secures its funding for Rosemont.

The following table lists the known contractual obligations as at December 31, 2010:

in thousands of U.S. dollars	< Year 1	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	Total
Accounts payable and accrued liabilities	$5,209	$-	$-	$-	$-	$5,209
Long-term debt	-	42,033	-	-	-	42,033
Deposits on long-lead equipment purchases	50,978	59,232	2,229	-	-	112,439
Land purchases	360	-	-	-	-	360
Operating lease obligations	174	71	55	38	38	376
	$56,721	$101,336	$2,284	$38	$38	$160,417

Outlook

The main focus in 2011 will be to continue with the detailed engineering, including earthwork, civil and structural design. Ongoing discussions with vendors are being held with respect to transportation storage, off-loading facilities and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an Environmental Impact Statement (“EIS”) which is being managed by the USFS. A DEIS has already been submitted to the US Forest Service, Coronado National Forest for their internal review. Subsequent levels of review will include the Regional Forest Service office and the cooperating agencies and on completion of these reviews the DEIS will then be printed and released to the public. This will be the start of the 90-day public consultation period. The Company anticipates the Rosemont DEIS will be released to the public in the second quarter with public hearings scheduled for the third quarter of 2011. The Company expects the ROD to be issued in the fourth quarter of 2011.

Management’s Discussion and Analysis for the year ending December 31, 2010

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue in 2011 to promote the economic benefits and the Company’s plans on alleviating the impact of mining activities to the environment.

The Company will commence project financing activities in the second quarter of 2011 with the goal of securing project financing in the fourth quarter 2011. Construction is expected to start in early 2012.

The Company has planned expenditures totalling $84.7 million for 2011, including $15.3 million for the completion of detail engineering, $14.0 million for environmental impact study and permitting and $34.3 million for deposits on long-lead equipment, land and other capital asset purchases. The Company plans to hire additional project and operations personnel as the Company gears up for the start of construction.

Based on anticipated 2011 expenditures on the Rosemont project, the Company believes that its current cash position, anticipated proceeds from the exercise of options and warrants and the $33.8 million remaining on UCM’s maximum $70 million funding for permitting, engineering and ongoing support activities at Rosemont may be sufficient to meet its obligations and planned expenditures as they become due. However, unplanned expenditures or delays in the permitting process may require the Company to raise funds from equity or debt financings. Unforeseen market events and conditions could impede access to capital or increase the cost of capital. These events could have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers. As at December 31, 2010, included in due from related parties was $0.01 million due from two companies for the recovery of rent, salaries and administration expenses.

On July 1, 2010, the Company and the related companies formed a management services company (“ManCo.”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the six months ended December 31, 2010, Manco charged the Company $0.44 million for its share of salaries, rent and other administrative expenses. As at December 31, 2010, there was no balance owing.

On January 22, 2010, the Company borrowed $3 million (“Loan”) from a related company to complete a scheduled deposit on a long-lead equipment purchase. The amount borrowed bore an interest rate of one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

Included in accounts payable as at December 31, 2010, was $0.07 million (December 31, 2009 - $0.01 million receivable) owing to an officer and other companies related to the officer.

All related party transactions are recorded at the exchange amount.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Management’s Discussion and Analysis for the year ending December 31, 2010

Share Capital

The share capital as at March 29, 2011 is as follows:

		Weighted average
		exercise price
	Number of shares	(Cdn$)
Issued and outstanding common shares	141,928,493	$-
Restricted share units	295,002	$-
Options	8,166,237	$2.96
Warrants	1,791,700	$3.90
Fully diluted	152,181,432

(a)	As at March 25, 2011, the Company had 5,731,610 common shares available for granting stock options under the Company’s Stock Option Plan.

FINANCIAL INSTRUMENTS

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.

The carrying values of the Company’s financial instruments are classified into the following categories:

	2010	2009
Cash and cash equivalents	$31,505,341	$6,247,217
Loans and receivables	2,734,365	2,657,253
Other financial liabilities (1)	$(47,134,146)	$(58,154,125)

(1) Includes accounts payable, accrued liabilities and long-term debt.

Financial instruments are initially recognized at fair value and financial instruments designated as loans and receivables and other financial liabilities are subsequently measured at amortized cost, with gains and losses recognized in the statements of operations in the period in which the gain or loss occurs.

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. These fair values are not materially different from their carrying value.

RISKS ARISING FROM FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange), credit risk and liquidity risk. Reflecting the current stage of development of the Company’s Rosemont project, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

On January 1, 2009, the Company changed its functional and reporting currency from Canadian to U.S. dollars. As a result, the Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in the USD/CAD exchange rate.

Management’s Discussion and Analysis for the year ending December 31, 2010

The Company issues equity in Canadian dollars but a majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and currently does not hedge its exposure to currency fluctuations.

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	2010	2009
Cash and cash equivalents	$9,391,768	$4,942,433
Accounts receivable	88,580	253,350
Prepaid expenses	53,336	9,966
Accounts payable and accrued liabilities	(1,004,191)	(512,029)
	$8,529,493	$4,693,720

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2010, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.78 million (2009 - $0.41 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset and significant portion of the accounts receivable relates to an Ely receivable, which has a fair value of $2.7 million and is payable over the next five years to 2015 and warrants exercisable into 2,000,000 Ely common shares through to May 16, 2011. In the event that Ely does not make the required payments Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on our 2011 planned permitting and engineering expenditures and on-going support activities at the Rosemont project, the Company believes that our current cash reserves along with continued funding by UCM to earn its 20% interest in the Rosemont project will be sufficient to meet its obligations as they become due. However, additional equity financing may be required to fund additional unplanned capital purchases.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, deferred development costs and the determination of the fair value of stock-based compensation. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Management’s Discussion and Analysis for the year ending December 31, 2010

Mineral properties and deferred development costs
When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred subsequently to develop a mine on the property are capitalized and amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The carrying value of mineral properties and deferred development costs represent costs incurred to date less write-downs, if any.

Stock-based compensation
The Company grants stock options to employees, directors and consultants under its stock option plan. The Company uses the fair value method of accounting for all stock based compensation awards. Under this method, the Company determines the fair value of the compensation expense for all awards on the date of the grant using the Black-Scholes pricing model. The fair value is expensed over the vesting period of the awards. In estimating the fair value, management is required to make certain assumptions regarding such items as the expected life of the options and forfeiture rates and expected volatility. Changes in the assumptions used to estimate fair value could result in materially different results.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601 “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interest”, which replaces existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early adoption is permitted. The Company will adopt these pronouncements at January 1, 2011; the result of this adoption would have no impact on the consolidated balance sheets.

International Financial Reporting Standards

In 2006 the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has and/or will result in changes to the Company’s accounting policies, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and financial expertise and training requirements.

The Company’s transition date is January 1, 2011 and will require the restatement for comparative purposes of amounts reported by the Company for each of the quarter beginning in January 1, 2010. The Company has commenced the process to transition from Canadian GAAP to IFRS. As part of the transition process, the Company has provided or will provide IFRS specific training to senior financial reporting personnel and directors. The transition process consists of four primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; implementation and review phase and post-implementation.

Management’s Discussion and Analysis for the year ending December 31, 2010

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted.

  The areas with the highest potential impact were identified to include the basis of consolidation, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

  Analysis, quantification and evaluation phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The Company expects to complete the quantification of the changes to the financial statements in the second quarter of 2011. The areas where the Company expects material differences are described below.

  Implementation and review phase – This phase includes the execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

  Post-implementation – Involves the maintenance of sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. This phase will be carried out throughout 2011. Management does not anticipate any significant issues with completing this phase of its transition plan.

During the fourth quarter of 2010, the Company continues to execute on the implementation phase of its changeover plan. During this period, specific project milestones were achieved including determining and selecting the accounting policies and the completion of the white papers. The draft opening balance sheet is complete and progress has been made on the mock-up financial statements and notes under IFRS. As the Company completes the implementation phase, and as changes to IFRS standards may continue to occur, the differences and impacts described below may be subject to change.

The Company has evaluated the options available under IFRS 1, and are expected to apply the following optional exemptions:

  To apply IFRS 2, Share-Based Payments, only to share-based payments that have not vested as of the transition date; and
  To elect to reset the cumulative translation balance to zero, at the date of transition.

The Company has identified the significant accounting differences between Canadian GAAP and IFRS that will have an impact on the consolidated financial statements. This is not, however, a complete list of changes that will result from the transition to IFRS. It is intended only to highlight the areas that we believe to be most significant.

Exploration and evaluation
Under Canadian GAAP, exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties are expensed may be capitalized. Under IFRS, exploration and evaluation costs are expensed as incurred until such time as the Company expects the mineral resources will be converted to mineral reserves within a reasonable period.

Management’s Discussion and Analysis for the year ending December 31, 2010

Functional currency
Under Canadian GAAP, financial statements of foreign operations are translated into the functional currency using either temporal method for integrated operations or current rate method for self sustaining operations. Under IFRS, each foreign entity determines its own functional currency. The financial statements are translated into the presentation currency using the current rate method with resulting exchange differences recorded in Other Comprehensive Income.

Share issue costs
Under Canadian GAAP, share issue costs can either by charged to share capital or to deficit. Under IFRS, share issue costs are charged to share capital. The Company’s policy was to charge share issue costs to deficit.

Interests in joint venture
Under Canadian GAAP and IFRS, an interest in a joint venture is accounted for using proportionate consolidation. On the formation of the joint venture the Company recognizes a deferred gain on the transfer of the mineral property to the joint venture to the extent of the other participant’s interest. Under IFRS the gain would have been recognized immediately into income.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to Augusta is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of Augusta’s disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2010. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by Augusta under US and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of Augusta’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2010, the Company’s internal control over financial reporting was effective. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year ending December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Discussion and Analysis for the year ending December 31, 2010

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont project. Certain of these risks and uncertainties are set out below and under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2010 which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Augusta will require additional capital to fund future business plans.

As of December 31, 2010, Augusta had working capital $27.2 million. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. Augusta will require project financing to be in place by the fourth quarter 2011 as soon as a ROD is issued and the Company prepares for construction at Rosemont. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite.

The Company’s obligations under the Red Kite Loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Augusta’s Joint Venture Agreement with UCM could result in the possibility of deadlock

Under the Joint Venture Agreement, a number of important project decisions (including program and budget approval, the replacement of the operator and the terms and conditions of project financing) require unanimous approval of the parties, which means that each party to the Joint Venture has a right to veto any of these decisions, which could lead to a deadlock.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Management’s Discussion and Analysis for the year ending December 31, 2010

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining activities, if any, may be adversely affected by declines in the price of copper, molybdenum, silver, gold` and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and general economic conditions throughout the world. Metal prices fluctuate in response to these and many factors that cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Insurance risk

The Company’s insurance will not cover all the potential risks associated with mining operations such as environmental pollution and other hazards as a result of production which may not be insured against or which the Company does not elect to insure against due to high insurance premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse affect on its financial condition and results of operations.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Management’s Discussion and Analysis for the year ending December 31, 2010

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.